Exhibit 5.1

[BYNM Letterhead]

October 25, 2012

The Bank of New York Mellon Corporation,

One Wall Street,

New York, New York 10286.

Ladies and Gentlemen:

In connection with the issuance and sale by The Bank of New York Mellon Corporation, a Delaware corporation (the “Company”), of (i) $600,000,000 aggregate principal amount of its 0.700% Senior Medium-Term Notes Series G due 2015 (the “3-Year Fixed Rate Notes”), (ii) $500,000,000 aggregate principal amount of its 1.300% Senior Medium-Term Notes Series G due 2018 (the “5-Year Fixed Rate Notes”) and (iii) $400,000,000 aggregate principal amount of its Floating Rate Senior Medium-Term Notes Series G due 2015 (the “Floating Rate Notes”, and, together with the 3-Year Fixed Rate Notes and the 5-Year Fixed Rate Notes, the “Notes”), in each case pursuant to an Indenture dated as of July 18, 1991, between the Company and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company), as Trustee (the “Indenture”), a Distribution Agreement dated June 15, 2006 (the “Distribution Agreement”), among the Company and the agents party thereto, a Letter Agreement dated October 18, 2012 (the “Letter Agreement”), among the Company and the agents party thereto and a Terms Agreement dated October 18, 2012 relating to the Notes (the “Terms Agreement”), I, as counsel for the Company, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is my opinion that the Notes have been duly authorized and established by the Company in conformity with the Indenture, and, when the Notes have been duly prepared, executed, authenticated and issued in accordance with the Indenture and delivered against payment in accordance with the Distribution Agreement, the Letter Agreement and the Terms Agreement, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to the federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible, and I have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, and that the signatures

The Bank of New York Mellon Corporation

on all documents examined by me are genuine, assumptions which I have not independently verified.

This opinion letter has been prepared to be filed by the Company as an exhibit to a Current Report on Form 8-K (the “Form 8-K”). The Form 8-K will be incorporated by reference in the Company’s registration statement on Form S-3 (333-167832). I assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this opinion letter.

I hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Form 8-K and to the use of my name therein and in the Prospectus dated June 28, 2010, as supplemented by a Prospectus Supplement dated August 6, 2010 under the captions “Validity of the Notes” and “Validity of Securities.” By giving such consent, I do not hereby admit that I am within the category of persons whose consents are required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Craig T. Beazer

Craig T. Beazer
Chief Securities Counsel